Filed pursuant to Rule 424(b)(3)

SEC File No. 333-258223

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated October 5, 2021)

ironSource Ltd.

102,869,375 CLASS A ORDINARY SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Post-Effective Amendment No. 1 to our Registration Statement on Form F-1, effective as of October 4, 2021 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-258223). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on ironSource’s third quarter 2021 financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “IS.” On November 9, 2021, the closing price for our Class A ordinary shares on the New York Stock Exchange was $12.04 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2021.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	September 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$787,961	$200,672
Short-term deposits	—	17,627
Accounts receivable, net of allowances of $761 and $724 as of September 30, 2021 and December 31, 2020, respectively	188,994	151,503
Other current assets	32,920	15,711

Total current assets	1,009,875	385,513
Long-term restricted cash	2,912	2,415
Deferred tax assets	3,344	161
Operating lease right-of-use asset	32,306	36,780
Property, equipment and software, net	24,791	23,077
Investment in equity securities	20,000	—
Goodwill	205,842	79,156
Intangible assets, net	29,677	8,084
Other non-current assets	6,774	650

Total assets	$1,335,521	$535,836

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	September 30	December 31,
	2021	2020
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$213,205	$155,476
Current maturities of long-term loan	—	9,725
Operating lease liabilities	6,002	7,429
Other current liabilities	38,991	34,034

Total current liabilities	258,198	206,664
Long-term loan, net of current maturities	—	74,684
Deferred tax liabilities	1,163	2,521
Long-term operating lease liabilities	28,655	32,241
Other non-current liabilities	1,555	280

Total liabilities	289,571	316,390

Commitments and contingencies
Shareholders’ equity:
Class A ordinary share, no par value; 10,000,000,000 shares authorized at September 30, 2021 and December 31, 2020; 631,082,097 and 320,133,022 issued and outstanding at September 30, 2021 and December 31, 2020, respectively (1)	—	—
Class B ordinary share, no par value; 1,500,000,000 shares authorized at September 30, 2021 and December 31, 2020; 384,150,417 and 320,133,022 issued and outstanding at September 30, 2021 and December 31, 2020, respectively (1)	—	—
2019 ordinary shares, NIS 0.01 par value, 25,006,298 authorized, issued and outstanding at December 31, 2020	—	72
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at September 30, 2021	(67,460)	—
Additional paid-in capital (1)	1,007,271	152,251
Retained earnings	106,139	67,123

Total shareholders’ equity	1,045,950	219,446

Total liabilities and shareholders’ equity	$1,335,521	$535,836

(1)

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$140,446	$88,001	$395,195	$223,165
Cost of revenue	21,756	15,416	64,661	40,519

Gross profit	118,690	72,585	330,534	182,646

Operating expenses:
Research and development	24,073	12,851	67,644	34,451
Sales and marketing	51,001	29,805	151,903	77,216
General and administrative	20,212	6,353	56,445	19,836

Total operating expenses	95,286	49,009	275,992	131,503

Income from operations	23,404	23,576	54,542	51,143
Financial expenses, net	55	434	2,061	2,610

Income from continuing operations before income taxes	23,349	23,142	52,481	48,533
Income taxes	4,581	3,256	13,465	7,044

Income from continuing operations, net of income taxes	18,768	19,886	39,016	41,489
Income from discontinued operations, net of income taxes	—	6,991	—	31,779

Net income	$18,768	$26,877	$39,016	$73,268

Basic net income per ordinary share: (1)
Continuing operations	0.02	0.02	0.04	0.05
Discontinued operations	—	0.01	—	0.03

Basic net income per ordinary share	$0.02	$0.03	$0.04	$0.08

Weighted-average ordinary shares outstanding – basic	1,014,267,611	636,578,068	772,837,797	635,526,458

Diluted net income per ordinary share: (1)
Continuing operations	0.02	0.02	0.04	0.04
Discontinued operations	—	0.01	—	0.04

Diluted net income per ordinary share	$0.02	$0.03	$0.04	$0.08

Weighted-average ordinary shares outstanding – diluted	1,095,048,098	688,072,259	851,235,852	679,226,389

(1)

Per share amounts have been adjusted, on a retroactive basis, for all periods presented, to reflect both the distribution of Class B ordinary shares and the Stock Split, together representing a ratio of 9.98 of each share.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months Ended September 30,		Nine months Ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating Activities
Net income from continuing operations	$18,768	$19,886	$39,016	$41,489
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,211	4,091	17,428	12,230
Share-based compensation expenses	20,327	2,250	57,801	7,591
Non-cash lease expense	(1,381)	330	(539)	320
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(676)	(436)	(815)	12
Gain on disposal of fixed assets	(17)	—	(17)	—
Interest accrued and other financial expenses	—	53	628	161
Deferred income taxes, net	194	(603)	(534)	(1,298)
Changes in operating assets and liabilities:
Accounts receivable	(2,150)	(9,118)	(41,016)	(14,381)
Other current assets	1,184	(1,125)	(17,460)	655
Other non-current assets	(2,017)	(625)	(10,054)	(2,167)
Accounts payable	43,401	14,321	63,769	17,256
Other current liabilities	7,220	4,844	5,667	4,428
Other long-term liabilities	(206)	(11)	1,275	31

Net cash provided by continuing operating activities	90,858	33,857	115,149	66,327
Net cash provided by (used in) discontinued operating activities	—	15,609	(5,168)	46,583

Net cash provided by operating activities	90,858	49,466	109,981	112,910

Cash flows from investing activities
Purchase of property, plant and equipment	(268)	(124)	(1,028)	(955)
Capitalized software development costs	(2,557)	(3,291)	(8,159)	(9,056)
Purchase of intangible assets	—	—	(1,950)	—
Consideration received from sale of fixed assets	21	—	21	—
Acquisitions, net of cash acquired	—	—	(90,184)	—
Purchase of equity investment	—	—	(20,000)	—
Investments in short-term deposits	—	(37,590)	—	(42,590)
Maturities of short-term deposits	—	5,000	17,590	13,100

Net cash used in continuing investing activities	(2,804)	(36,005)	(103,710)	(39,501)
Net cash used in discontinued investing activities	—	(1,214)	—	(4,154)

Net cash used in investing activities	(2,804)	(37,219)	(103,710)	(43,655)

Cash flows from financing activities
Repayment of long-term loan	—	(2,500)	(85,000)	(5,000)
Proceeds from Recapitalization transaction, net	(9,080)	—	663,813	—
Exercise of options	1,545	243	1,887	904

Net cash provided (used in) continuing financing activities	(7,535)	(2,257)	580,700	(4,096)
Net cash provided (used in) discontinued financing activities	—	—	—	—

Net cash provided (used in) financing activities	(7,535)	(2,257)	580,700	(4,096)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	676	436	815	(12)
Net change in cash and cash equivalents and restricted cash	80,519	9,990	586,971	65,159
Cash and cash equivalents and restricted cash at beginning of the period	709,678	145,940	203,087	91,219

Cash and cash equivalents and restricted cash at end of the period	$790,873	$156,366	$790,873	$156,366